September 19, 2008

Ms. Janice McGuirk
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 3561

RE:	SuperDirectories
Form 10-SB

Dear Ms. McGuirk:

      Per your request, attached are four previous correspondence items sent to you via facsimile. We plan to file Amendment 10 on Friday, and Amendment 1 to the 10-KSB shortly thereafter.

Very truly yours,

Griffith, McCague & Wallace, P.C.

/s/ Charles B. Jarrett, Jr.

July 31, 2008

VIA FACSIMILE: 703.813.6963
Ms. Janice McGuirk
 Securities and Exchange Commission

RE:	SuperDirectories Form 10-SB

Dear Ms. McGuirk:

     In response to Comment No. 5 in your letter of June 30, 2008, I wish to point out that we relied on the fact that the shares had been registered on a Form S-8 filed by the Company. On page 28 we say:

     1.      “We were concerned that Mr. Wright’s efforts could be constructed as an attempt to create a public market which could render our Form S-8 filing (pursuant to which the Wright shares were issued) unavailable.”

     2.      To emphasize the point, we will add that “Furthermore, all the shares had been registered under the 1933 Act on the Form S-8. (line 3) and “To avoid an S-8 problem and to avoid litigation…” on line 7 of the final paragraph.

     3.      Beginning in line 13, we add:

“As disclosed above, our business purpose was to avoid creating problems with our use of Form S-8 to register the Wright shares and to avoid threatened litigation.”

     4.      We also state it was a private transaction, was not a public offering, was not a tender offer and did not decrease our shareholders to less than 300.

Very truly yours,

Griffith, McCague & Wallace, P.C.

/s/ Charles B. Jarrett, Jr.

Charles B. Jarrett, Jr., Esquire

CBJ/sm

VIA FACSIMILE
703.813.6963
AUGUST 7, 2008

Rewrite Last Paragraph on Page 28

      Pursuant to agreement effective May 1, 2008, on May 28, 2008 Mr. Wright and all the donees listed above, except Dr. Friedman and Mr. Buechel, sold their shares back to the Company. This was a total of 7,347,669 shares at a price of $0.025 per share, a gross consideration of $183,691.72. The Company had learned that Mr. Wright had contacted persons, including other shareholders, offering to sell shares. We were concerned that Mr. Wright’s efforts could be construed as an attempt to create a public market which would render our Form S-8 registration (pursuant to which the Wright shares had been issued) unavailable. We placed a stop-transfer order with our transfer agent. Mr. Wright advised us that he had retained counsel and threatened litigation. To avoid an S-8 problem and litigation, we negotiated a private sale with Mr. Wright, acting on his own behalf and as representative and agent of the other sellers. There were no sales to other parties, and the Wright sellers hold no shares. Mr. Wright’s reason for selling shares was he wanted cash. Mr. Wright retained an experienced securities attorney (a former attorney at the SEC) to represent himself and the other sellers in negotiating the terms of the sale.

      We feel the transaction was exempt under Section 4(2) of the 1933 Act as not involving a public offering. For the following reasons, the Company was of the opinion the transaction meets the Section 4(2) requirements:

     1.      The sellers (including Mr. Wright) were a small group, 23 in all. They were all members of Mr. Wright’s family, and the other 22 persons received all of their shares by gift from Mr. Wright in February, 2006. There were no other offerees or sellers.

     2.      The shares were 4.6% of the total then outstanding and the total price was $183,691.72. Mr. Wright and his wife sold 6,202,669 shares (3.9% of outstanding) for $155,066.72 and the others sold 1,145,000 shares (0.7% of outstanding) for $28,625.00 in the aggregate.

     3.      The transaction was handled privately through the Company and Mr. Wright and the sellers’ securities counsel. The Company made no contact with any other sellers. There were no public announcements or offers, no broker/dealers were involved, no fees or commissions were paid and there were no offers to purchase or sell any additional shares from or to any parties. This was not a tender offer or a “going private” transaction.

     4.      Mr. Wright, together with securities counsel, represented himself and all other sellers (all members of his family) throughout the entire transaction. He is a sophisticated investor with many years experience in the securities industry. He had acted as a consultant to the Company from November 2004 to December 31, 2007. He was intimately involved in the Company’s activities and financial affairs, working on a daily basis with our accountants and attorneys. He played a major role in drafting our 1934 Act registration on Form 10-SB and all reports on Forms 10-KSB, 10-QSB and 8-K filed with the SEC. The sellers had access to all the Company information, all of which is publicly available, and to Mr. Wright’s thorough knowledge of and familiarity with the Company and its operation and financial condition. In addition, they had complete access to the Company’s website and filings on the SEC’s website.

     5.      Mr. Wright, assisted by securities counsel, negotiated and executed the sales agreement on his own behalf and as representative and agent of the other sellers.

     6.      None of the sellers were officers or directors of the Company.

     7.      We remain registered under the 1934 Act and a reporting company. All our reports are current.

     8.      A copy of the agreement is attached as Exhibit 10.3.

VIA FACSIMLE
703.813.6963
AUGUST 11, 2008

AGREEMENT

SuperDirectories/Wright Shares
Transfer of Shares

     SD will purchase 6,202,669 shares owned by Frank Wright and 1,145,000 owned by members of his family, (collectively Wright Holders) as shown in Attachment A, on the following terms and conditions:

     1.      SD will pay $0.025 per share for a total consideration of $183,691.72 for 7,347,669 shares (collectively Wright Shares).

     2.      SD will transfer $183,691.72 to an IOLTA Account of Griffith, McCague & Wallace, P.C. (GWM).

     3.      Wright Holders will deposit their share certificates and executed stock powers in the form set forth in Attachment B with Thomas E. Sweeney Jr., Esquire, (Sweeney) to be held by him until certificates and stock powers are received for all Wright Holders.

     4.      Upon receipt, Sweeney, will advise Charles B. Jarrett, Jr., Esquire (Jarrett) of GMW and deliver the certificates to Jarrett. Jarrett will distribute the funds either (1) in a single payment to Sweeney for further distribution to the Wright Holders or (2) in separate payments to the individual Wright Holders as Sweeney shall instruct. No funds will be distributed until all the Wright Shares have been received.

     5.      Notwithstanding the provisions of paragraphs 3 and 4, Jarrett will distribute funds to a Wright Holder who has not surrendered his/her certificate if such holder delivers a duly executed and notarized statement that (1) his/her certificate has been lost or destroyed and (2) he/she agrees that his/her certificate shall be cancelled and he/she no longer has any interest in the shares represented by the lost/destroyed certificates in the form set forth in Attachment C.

     6.      All transactions contemplated hereby shall be completed within sixty (60) days from the date hereof.

     7.     Jarrett shall deliver to SD’s transfer agent (TOL), the certificates, stock powers, affidavits and all other documents necessary to accomplish the foregoing. SD shall pay all fees due TOL.

     8.     This document may be exercised in counterparts, each of which shall be deemed to be original.

Executed as the 1st day of May 2008.

WRIGHT SHAREHOLDERS

By:	/s/ Frank G. Wright
Frank G. Wright
Individually and Agent for
Wright Holders
SuperDirectories, Inc.

By:	/s/ Luke Lalonde
President

ATTACHMENT A

Shareholder	Certificate No.	No. of Shares

1. Lee B. Wright, and	1515	100,000
Frank G. Wright
CFBO Savannah
Flowers Wright
2. Lee B. Wright, and	1516	100,000
Frank G. Wright
CFBO Noah Blair Wright
3. Lee B. Wright, and Frank G.	1517	100,000
Wright CFBO Harry L. Wright
4. Frank G. Wright, and	1518	999,300
Lee B. Wright JTWROS
5. Frank G. Wright, and	1519	2,484,300
Lee B. Wright JTWROS
6. E*Trading, LLC	2622	2,419,069
Sub-Total		6,202,669

Tracey Vrady, and	1197	190,000
David Bracy, JTWROS

Tracey Brady, Cust For	1198	100,000
Ainsley M. Brady

Paul Blair	1213	50,000

Adam S. Wright	1520	100,000

Christopher Coen and	1521	50,000
Kelli Coen JTWROS
Christopher Coen and	1522	25,000
Kelli Coen Cust for
Kristen A. Coen
Ray Blair and Janice	1523	25,000
Blair JTWROS
Sean Coen and Lisa	1524	50,000
Coen JTWROS
Sean Coen and Lisa Coen	1525	25,000
CFBO Caleigh Coen
Terrance Coen	1526	50,000
Eileen M. Coen	1527	25,000
Patrick Coen and Clarisse	1528	25,000
Coen Cust. For Sohpie Coen

Patrick Coen and Clarisse	1529	25,000
Coen CFBO Kevin Coen
Darryl Wright and Ray	1530	190,000
Shelton JTWROS
Patrick Coen and Clarisse	1531	50,000
Coen JTWROS
Russell Vlair	1532	50,000
Lillian Wright	1644	40,000

Maureen Abramson and	1645	50,000
Bruce Abramson JTWROS

Maureen Abramson and	1646	25,000
Bruce Abramson CFBO
Lindsey P. Abramson

Sub Total		1,145,000

Grand Total		7,347,669

Cust – Custodian

CFBO – Custodian For the Benefit of

JTWROS – Joint Tenants with the Right of Survivorship

[LOGO]
TRANSFER	IRREVOCABLE STOCK POWER
o n l i n e	www.TransferOnline.com • [P] 503.227.2950 • [F] 503.227.6874

IRREVOCABLE STOCK/BOND POWER FORM

Date __________________

For value received, the Undersigned does (do) hereby sell, assign and transfer to

Taxpayer Identifying No.

If Stock,	________ shares of the _______________ stock of ______________________________________________
complete
this	represented by Certificate(s) No.(s) _________________________________ inclusive, portion
standing in the name of the undersigned on the books of said Company.

If Bonds,	_______________________ bonds of____________________________
complete
this	in the principal amount of $______________ No.(s) _____________________inclusive, portion
standing in the name of the undersigned on the books of said Company.

The undersigned does (do) hereby irrevocably constitute and appoint Transfer Online, Inc.

to transfer the said stock or bond(s), as the case may be, on the books of said Company with full power of substitution in the premises.

In Presence of	(SEAL)
(Person executing this power signs here)
S I G N A T U R E G U A R A N T E E D

IMPORTANT – READ CAREFULLY

(Name of Bank, Trust Company or Broker)

The signature(s) to this Power must correspond with
the name(s) as written upon the face of the stock
certificate(s) or bond(s), as the case may be, in every
particular without alteration or enlargement or
any change whatever.

(Official Signature)

SIGNATURE GUARANTEE MEDALLION STAMP REQUIRED FOR TRANSFER

317 SW Alder Street • 2nd Floor • Portland, OR 97204

ATTACHMENT C

      I, ____________________________, Owner, do hereby certify as follows:

      1.      I am the owner of ___________________________________________ shares of SuperDirectories, Inc., represented by Certificate Number ____________________.

      2.      Certificate Number ______________________ has been lost or destroyed, and I am unable to locate it.

      3.      I have agreed to sell my shares back to SuperDirectories, Inc.

      4.      I further agree that the shares represented by Certificate Number __________________ shall no longer be owned by me upon receipt of payment of the purchase price, and said shares shall be cancelled and no longer shown as issued and outstanding.

      Witness, my hand and seal this ______________ day of _______________________, 2008.

STATE OF ___________________________

COUNTY OF _________________________

      Before me, the undersigned authority, appeared ___________________________________, personally known to me (or satisfactorily proven to be the person(s) ______________ described as Owner to the within instrument and acknowledged that _____________________ executed the same for the purposes contained herein.

      IN WITNESS WHEREOF, I have hereunto set my hand and official seal this _______________day of ________________________, 2008.

Notary Public

My Commission Expires:

______________________________________

CONFIDENTIAL AND PRIVILEGED

VIA FACSIMILE
703.813.6963
AUGUST 28, 2008

Draft Response to SEC Comment (8/19/08)

SEC COMMENT:

5.       We note the new disclosure in the penultimate paragraph on page 28. Disclose the business reason for Mr. Wright and all of the donees to sell their shares back to the company. Also, disclose the exemption relied upon by the company in repurchasing these securities and the facts supporting the reliance upon the exemption.

RESPONSE:

Background. The Company is a development stage company; activities to date have been directed at developing a searchable directory of selected contacts from the Internet and raising capital through the issuance of the Company's common stock. At March 31, 2008, the Company had no revenues and reported a net loss of $5,889,338.

As noted in prior submissions and supporting materials, Mr. Wright, a consultant of the Company from November 2004 until December 2007, together with members of his family who received shares of stock in the Company as gifts from Mr. Wright, offered to sell back a total of 7,347,669 shares, or an aggregate of 4.6% of the outstanding shares of the Company. On May 1, 2008, the Company acquired for cash consideration in a negotiated transaction all such shares for $0.025 per share, or an aggregate consideration of $183,691.72, of which Mr. Wright and his wife received $155,066.92. The stock is not listed on any securities exchange or other trading market. The book value per share at March 31, 2008 was $0.006 per share.

Reasons for Sale. Mr. Wright was party to a consulting agreement dated November 24, 2004 and until December 31, 2007 provided a variety of consulting services, including playing a major role in drafting the Company's Firm 10SB, as amended, and subsequent periodic reports filed with the SEC, for which he received as compensation cash and 7,452,900 shares of stock (net of shares tendered in a “cashless” exercise). He has performed no services for the Company since December 31, 2007. The stock option shares granted to him under a stock option plan were registered by the Company on Form S-8; Mr. Wright exercised his vested options in accordance with the terms and vesting schedule in the stock option agreement at $0.01 per share by tendering shares equal in value to the exercise price.

We are advised that, for personal and family reasons, in February 2006 Mr. Wright transferred without consideration an aggregate of 1,465,000 shares to family members and to two personal friends. He and his wife retained the balance, or approximately 80% of the shares he received pursuant to his consulting arrangement with the Company. In early 2008, following the termination of his consulting arrangement, he sought to monetize the shareholdings held by him and his wife and also for family members who had received the shares as a gift from him. Initially, we were informed that he attempted to sell or arrange the sale of shares to third parties, which we viewed as a potential violation of the federal securities laws. We instructed the transfer agent to place a stop order on these shares. In response, Mr. Wright threatened to sue the Company and the transfer agent. A settlement of that dispute following negotiations between the Company and Mr. Wright led to the repurchase of the Wright family block of shares on

May 1, 2008. Mr. Wright acted as agent for his family members and retained an experienced securities lawyer to assist in the negotiations.

Exemption for Registration. Management believes that, under the facts and circumstances presented in this case, the repurchase transactions was exempt from registration as a private transaction by virtue of Section 4(2) of the Securities Act of 1933. Under long-standing interpretations by the SEC and court decisions, a "private offering" is exempt from the registration requirements based on a four factor analysis:

      (1)       number of offerees and their relationship to each other and the issuer;
      (2)       number of shares offered;
      (3)       size of offering; and
      (4)       manner of offering.

The total number of sellers was 23, including Mr. Wright. The sellers were part of the Wright family group, and other than Mr. Wright, they had received their shares as a gift and at no cost. Mr. Wright was very familiar with the Company through his extended consulting role in this development state company, including its capital raising activities, and worked intimately and on a daily basis with the Company's accountants and attorneys. He helped prepare the periodic reports and other filings the Company made with the SEC since 2005, all of which reports were publicly available to all holders of common stock, including members of the Wright family group, on the Company's website and the SEC's website. Following the termination of his consulting arrangement, he determined to sell his shares to monetize their value and offered the same opportunity to his donees for whom he acted as agent. All 22 family members agreed to sell.

Mr. Wright, with first hand knowledge of the Company and its business plans, financial resources and prospects, was a knowledgeable and sophisticated seller and a qualified representative of the selling group as a whole, and further was aided by experienced independent securities counsel. Therefore, by reason of the public availability of timely SEC reports (including the Form 10SB, as amended), the knowledge of Mr. Wright as a consultant for over three years to the Company, the relationship of trust and confidence Mr. Wright's family members placed in him as their agent, and his economic bargaining power by virtue of his threatened lawsuit against the Company, management believes that the selling group had access to the type of information that a registration under the Securities Act of 1933 would otherwise disclose.

The number of shares being sold by the Wright family group to the Company was less than 5% of the outstanding stock in a company where Mr. Lalonde, the single largest shareholder, president and sole director, owned over 60%. The 22 family members, other than Mr. Wright and his wife, received an aggregate of $28,625, or an average of approximately $1,300 per holder for the shares sold, at the same price per share received by Mr. Wright.

The transaction was negotiated directly with the Company and had only "private offering" characteristics. No solicitation of shareholders was made by the Company, no public announcements or other offers were made beyond the Wright selling group, no broker/dealers were involved, no fees or commissions were paid, and no offer to purchase or sale of any additional shares were made from or to any other parties. This was an isolated transaction intended to resolve a pending dispute.

Based on the foregoing, taking into account the particular facts and circumstances presented in this situation, including the available public information filed with the SEC, the Company does not believe that the particular persons affected -- Mr. Wright and the selling family members for whom he was acting as representitive and agent -- need the protection of the registration provisions of the Securities Act of 1933.